August 2, 2024

David Manion

Senior Staff Accountant

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Meeder Funds; File Nos. 811-03462 and 002-85378

Dear Mr. Manion:

On July 29, 2024, you provided oral comments on the Annual Report to Shareholders for Meeder Funds (the “Registrant”) for the period ended December 31, 2023 (the “Annual Report”). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.	Comment. Please amend the response to Item 11(b) using language consistent with the instructions in Item 16(b) on amended Form N-CSR.

Response: The Registrant will file an amended Form N-CSR to make the requested change.

2.	Comment. In future filings, please respond to new Items 4(i) and 4(j) on amended Form N-CSR.

Response. The Registrant acknowledges that it filed the Annual Report on the old Form N-CSR, which does not contain Items 4(i) and 4(j). The Registrant will use the updated Form N-CSR going forward. The Registrant confirms that Items 4(i) and 4(j) are not applicable to it. Therefore, future responses will indicate “N/A” in response to those items.

3.	Comment. Please use the required titles “Principal Financial Officer” and “Principal Executive Officer” rather than “Treasurer” and “President” throughout Form N-CSR and on the signature page.

Response. The Registrant will make the requested change in future N-CSR filings.

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If you have any questions or additional comments, please call Michael Wible at (614) 469-3297.

Sincerely,

Thompson Hine LLP